Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188277

ASPEN GROUP, INC.

PROSPECTUS SUPPLEMENT

28,540,649 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated August 13, 2013, as supplemented, or the Prospectus, and relates to the sale of up to 28,540,649 shares of our common stock which may be offered by the selling shareholders identified in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

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Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus for a discussion of these risks.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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On September 25, 2013, Aspen Group, Inc. (the “Company”) sold a $2,240,000 Original Issue Discount Secured Convertible Debenture (“Debenture”) and 6,736,842 warrants in a private placement offering to Hillair Capital Investments L.P. for gross proceeds of $2.0 million. The Debenture pays 8% interest per annum, payable monthly on the first day of each calendar month beginning on November 1, 2013 and are convertible into shares of the Company’s common stock at $0.3325 per share (the “Conversion Price”) at any time at the option of the holder. The Company is required to redeem 25% of the Debentures on November 1, 2014 and January 1, 2015 and the remaining 50% on April 1, 2015 (each date, a “Periodic Redemption”). In lieu of a cash Periodic Redemption payment, the Company may elect to pay all or part of a Periodic Redemption in shares of common stock based on a conversion price equal to the lesser of: (i) the Conversion Price and (ii) 90% of the average of the 20 day volume weighted average prices during the period ending on the third trading day immediately prior to the Company providing the required notice to the holder. Any time after the six month anniversary of the investment, the Company may redeem the outstanding Debenture for 120% of the outstanding principal amount on the Debenture. The Company’s right to pay interest or a Periodic Redemption in common stock or to redeem the outstanding Debenture is subject to the Company meeting certain equity conditions.

The warrants (i) are exercisable over a five-year period at the Conversion Price and (ii) have cashless exercise rights in the event that the Company does not have an effective registration statement covering the shares underlying the warrants within 90 days of the closing date.

The Debenture is secured by all of the assets of the Company and Aspen University Inc. (“Subsidiary”), which is junior to JP Morgan Chase’s first lien under the Subsidiary’s existing line of credit. Additionally, the Subsidiary guaranteed the repayment of the Debenture and Mr. Michael Mathews, the Company’s Chairman and Chief Executive Officer, subordinated his rights to payments under his outstanding notes to those of the Debenture holder.

In connection with the offering, the Company paid Laidlaw & Company (UK) Ltd. a placement agent fee of $200,000, and issued them a total of 1,347,368 warrants with identical terms as the warrants issued to the investor. The net proceeds to the Company were approximately $1.7 million.

The Debenture and warrants sold and issued in connection with this offering have not been registered under the Securities Act of 1933 (the “Act”) and were sold and issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Act and Rule 506 promulgated thereunder.

Additionally, on September 25, 2013, in connection with the offering described above, Mr. Michael Mathews, the Company’s Chairman of the Board and Chief Executive Officer, extended the due dates of his three outstanding notes to April 2, 2015. Prior to the amendments, the outstanding notes had expirations dates of December 31, 2013 and August 31, 2014.

The date of this prospectus supplement is September 26, 2013.